November 2, 2011

VIA EDGAR (Correspondence Filing)

Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

The Multi-Strategy Growth & Income Fund (the "Fund")

File Numbers: 333-174909, 811-22572

Dear Ms. Browning:

On behalf of The Multi-Strategy Growth & Income Fund (the "Fund"), this letter responds to the written comments that you provided on behalf of the staff of the Securities and Exchange Commission (the "Staff"), via email on August 31, 2011 with respect to the initial registration statement of the Fund on Form N-2 (the "Registration Statement").  The Fund anticipates submitting an amended registration statement on Form N-2/A on Monday November 7, 2011.  The Fund is attaching a marked version of Form N-2 that reflects edits made in response to your comments.  The Fund does not anticipate that the filing planned for Monday would have any material differences from the marked N-2 attachment.

Each comment of the Staff is set forth below and immediately is followed by the response of the Fund, which the Fund has authorized Thompson Hine LLP to make on its behalf.

Prospectus

General

1.

The Registration Statement omits material information.  We may have comments on the information provided in pre-effective amendments.

Response:

 The Fund intends to provide any missing, material information, including, but not limited to, the various Exhibits identified in Part C of the Registration Statement as part of one or more pre-effective amendments.  The Fund understands that the Staff may have further comments in connection with subsequent filings.

2.

Please advise the staff whether the Financial Industry Regulatory Authority has reviewed and passed upon the terms of the distribution arrangements, including all the compensation payable to the underwriters.

Response:

 The staff of the Financial Industry Regulatory Authority ("FINRA") has not been asked to review and, as a result, has not passed upon the terms of the distribution arrangements described in the registration statement.  FINRA Rule 5110(b)(8)(C) specifically exempts securities of "open-end" investment companies as defined in Section 5(a)(1) of the Investment Company Act and securities of any "closed-end" investment company as defined in Section 5(a)(2) of the Investment Company Act that:

(i)

 makes periodic repurchase offers pursuant to Rule 23c-3(b) under of the Investment Company Act; and

(ii) offers its shares on a continuous basis pursuant to Rule 415(a)(1)(xi) of SEC Regulation C. . . .

Thus, the Fund is not required under FINRA Rules to submit a plan of distribution to FINRA in advance of the initial offering of the Fund.

3.

If the Fund has submitted or expects to submit an exemptive application or no action request in connection with its registration please so inform us.

Response:

 The Fund intends to submit a so-called manager-of-managers application seeking exemptive relief from the Securities and Exchange Commission or the Staff, as disclosed to prospective shareholders on page one of the Prospectus.  However, the Fund has not yet submitted such an application and is not conditioning commencement of operations on the receipt of such relief.

4.

Please define terms when they first appear in the document (e.g., the term distributor appears in several sections of the document, which precede the section where it is defined as First Allied Securities, Inc. (the "Distributor").

Response:

 The Fund has defined terms when they appear throughout the registration statement of the Fund.

5.

With respect to any distributor the Fund will use to sell its shares, please disclose that they are underwriters under the federal securities laws or advise the staff why you believe they do not constitute underwriters, as that term is defined by the Securities Act and the 1940 Act.

Response:

 The Fund's Board of Trustees has engaged Northern Lights Distributors, LLC as the Fund's underwriter ("Distributor") and has amended the Fund's disclosures to so state.  The Fund notes that it was originally expected that First Allied Securities, Inc. would serve as the Fund's underwriter (distributor).

6.

The disclosure states that "the Fund" will pay organization and offering costs in connection with the "initial" and "continuous" offering of the Fund's shares.  Please revise these disclosures to state, in plain English, that all organizational and offering costs in connection with the initial offering of the Fund's shares will be borne by the Fund's common shareholders.  These costs also need to be shown in the fee table as a shareholder transaction cost, expressed in terms of dollars per shares.

Response:

The disclosure regarding organization and offering costs has been revised to state, in plain English, that all organizational and offering costs in connection with the initial offering of the Fund's shares will be borne by the Fund's shareholders, albeit as an operating expense.  Furthermore, because the organization and offering costs will be subject to the Fund's expense limitation agreement with the Fund's Adviser, the Fund believes it would be misleading to present these as a direct shareholder expenses.  These expenses are presented in the Annual Expenses table as a part of estimated "other" operating expenses.  They are also described in detail as both a percentage and dollar amount in a footnote to the table and the body of the Prospectus.

7.

Will the Fund have an initial and continuous offering?  Please disclose how terms of those two offerings will differ.  For example, after the initial offering is closed, will Fund shares be sold at net asset value ("NAV") plus a sales load?  How will investors know the NAV per share and how much money to send to the Fund?  Will the Fund advise potential investors near the end of the month when purchases are accepted that the amount on deposit is insufficient?

Response:

  As a continuously offered interval fund, the Fund discloses on the cover page and other parts of the Prospectus that shares will be offered continuously at net asset value plus any applicable sales load.  The Fund also discloses that prospective shareholders may contact the Fund toll-free to ascertain the current net asset value as well as to obtain other relevant purchase-related information.  Since the Fund is continuously offered it does not have an end-of-month purchase notification policy, nor a mid-month deposit policy.  Under the section entitled "Purchasing Shares" the Fund also provides detailed information on the net asset value, load and means of payment.

8.

Please clarify in greater detail how the Fund intends to comply with the liquidity requirements for interval funds set forth in Rule 23c-3(b)(9) under the 1940 Act.

Response:

  The Fund has amended the Prospectus section entitled "Repurchases of Shares" in the Summary to make clear that the Fund will hold liquid securities or cash or use bank borrowing to assure it has sufficient liquidity to meet redemption requests.

9.

It appears that the Fund has a strategy to leverage through borrowing.  We note, however, that the Prospectus is silent as to the ability of the Fund to leverage using preferred stock.  If the Fund may leverage using preferred stock, please revise the Prospectus accordingly and include all risks to common shareholders of leveraging through borrowing or the issuance of preferred shares.  Absent disclosure that the Fund has no intent of leveraging using preferred stock in the next 12 months, these costs should be included in the fee table (e.g., include the expenses associated with interest payments on the borrowed funds or dividends on preferred shares in the annual expenses portion of the fee table, as well as the offering costs in the shareholder transaction part of the fee table).  Also, disclose the maximum percentage of total assets the Fund will borrow.

Response:

The Fund has added disclosure stating that it has no intention to issue debt or preferred shares in the next 12 months and the purpose of borrowing.  Because the Fund does not have outstanding debt or borrowing, it does not present interest expense as a line item in the fee table.  However, the Fund undertakes to provide such a line item in its next amended registration statement following commencement of investment operations.  Also, the Fund presently discloses that it may borrow up to one third of Fund assets on page one of the Prospectus and in following locations

Outside Front Cover Page

10.

Please disclose prominently on the outside front cover page that the Fund invests in hedge funds and unlisted real estate investment trusts, and that these investments are illiquid and have risks.  Also, disclose prominently the risks of these investments in the Prospectus.

Response:

  The Fund has revised the outside front cover of the prospectus to clarify that the Fund will invest in unlisted real estate investment trusts and that these investments are illiquid and have risks.  However the Fund does not invest in so-called hedge funds.  The prospectus disclosure has been revised to prominently disclose the risks associated with these unlisted real estate investment trusts investments.

11.

Please disclose, in plain English, that the Fund is an interval Fund.  Also, disclose that share repurchases in excess of five percent are entirely within the discretion of the Fund and investors should not rely on repurchase offers being made in amounts in excess of five percent of Fund assets.

Response:

  The Fund has revised its disclosure to disclose in plain English that the Fund is operated as an interval.  Furthermore, the Fund has more fully describe the mechanics of the share repurchase process, including providing disclosure that share repurchases in excess of five percent of Fund assets are solely within the discretion of the management of the Fund.

12.

Please disclose that shares of closed-end funds typically trade at a discount.

Response:

  Shares of the Fund do not trade on a public exchange.  Rather, the Fund is an interval fund that provides an opportunity for shareholders to redeem shares on a quarterly basis at net asset value.  The Fund notes that the Prospectus cover page discloses that the Fund has no history of trading and that shares will not be listed on a public exchange.  The Fund believes that any reference to trading at a discount would tend to confuse and mislead investors because shares will not trade in the secondary market.

13.

The following language, which appears later in the disclosure, also should be disclosed on the outside front cover page, "[t]here currently is no secondary market for the Fund's shares and the Fund expects that no secondary market will develop."  In addition add a statement, "describing the tendency of closed-end fund shares to trade frequently at a discount from NAV and the risk of loss this creates for investors purchasing shares in the initial public offering."  See Item 1.1.i of Form N-2.

Response:

  The Fund has amended the outside front cover page, to include "…there currently is no secondary market for the Fund's shares and the Fund expects that no secondary market will develop." As to the later part of comment 13 regarding trading at a discount, please refer to the response to comment 12

14.

Please add a footnote to the table stating that the offering costs of the initial offering will be borne by the common shareholders.  See Instruction 6 to Item 1.1.g of Form N-2.

Response:

Please see the response to comment 6.

15.

The disclosure states that "[f]unds received [from the sale of shares] will be invested promptly and no arrangements have been made to place funds in an escrow, trust, or similar account."  In the Prospectus, please disclose what procedures the Fund has in place to address those instances when it is not possible to invest these funds "promptly."

Response:

  Because the Fund's investment strategy includes investing in many types of securities such as common stock, debt securities, mutual funds and ETFs that are typically readily available, the Fund does not believe it will face circumstances when it will not be able to invest promptly.

Investment Objective

16.

This section contains the following terms, "attractive risk-adjusted returns," "low to moderate volatility," "low correlation to the broader markets," "concentrated multi-strategy," and "alternative investment approach."   Please confirm to the staff that each of these terms is defined in the Prospectus or revise the Prospectus accordingly.

Response:

 The Fund has amended disclosures to include definitions or explanations for each of "low to moderate volatility" and "low correlation to the broader markets." Upon review of "attractive risk-adjusted returns," "concentrated multi-strategy," and "alternative investment approach" the Fund conforms that it believes these have been defined.

Prospectus Summary

17.

Please disclose the maximum amount of assets the Fund may invest in hedge funds or fund of hedge funds.  We may have further comments.

Response:

As stated in the prospectus, the Fund intends to invest in, among other investments, "Alternative Investment Funds."  Alternative Investment Funds are defined to include real estate property funds and business development companies.  The Fund does not intend, under normal circumstances, to invest in either hedge funds or funds of hedge funds.

The Fund

18.

Please confirm that the quoted heading in the last sentence, "Quarterly Repurchase of Shares," is correct or revise accordingly.  We note that the Prospectus contains a heading "Repurchase of Shares."

Response:

 The quoted language, "Quarterly Repurchase of Shares," is accurate.

Investment Objective and Policies

19.

Please confirm to the staff that all of the Fund's strategies, including each type of equity and debt instrument in which it will invest, is disclosed in the Prospectus, along with all attendant risks, or revise the Prospectus accordingly.  In this regard, we note that under the "Risk Factors" heading, short sales, short positions in futures contracts, and derivatives are discussed.   If the Fund will invest in any of these instruments, please revise the Prospectus to describe the Fund's strategies for doing so and include all attendant risks.  With respect to derivatives and short sales, please disclose the percentage of Fund assets that will be invested in those instruments.  In addition, discuss the costs associated with short sales.

Response:

 The Fund has amended the risk disclosures to remove references to short selling, futures and derivatives as these are not part of the Fund's principal strategies.

20.

We note that there is a "Leveraging Risks" disclosure.  Please disclose the Fund's strategy to leverage (e.g., disclose as a percentage of total assets how much it will leverage and when it will leverage).

Response:

The Fund has amended leverage-related disclosures to make clear that the Fund borrows principally to buy additional securities with the goal of increasing Fund returns.  The Fund notes that it presently discloses that the Fund will borrow up to 33% of Fund assets (defined as net assets plus borrowing for investment purposes).

21.

The first paragraph states that the Fund will invest in "other forms of indebtedness" and "pooled investment vehicles that pursue investment strategies linked to ... other investments that serve as alternatives to traditional stocks and bonds." (Emphasis added.)  Please define these investments and indicate that they are "hedge funds."  In particular, fully describe them, including how they are regulated.

Response:

 The Fund has deleted reference to "pooled investment vehicles" as this reference may lead to investor confusion.  The Fund does not intend to invest in so-called hedge funds, but has provided the disclosure mentioned above to alert prospective shareholders to alternative investment themes emphasized by the Adviser.  Additionally, the Fund believes is describes other forms of indebtedness under the heading entitled "Debt Securities."

22.

Please revise the disclosure to state, in plain English, that the Fund may invest in debt securities of any credit quality including below investment grade bonds, and specifically, junk bonds and, if applicable, bonds with default credit ratings.  In addition, disclose the percentage of Fund assets to be invested in below investment grade debt and whether there is any limitation on the amount of assets that may be invested in junk.  Also, disclose the terms of the bonds in which the Fund will invest with regard to principal, interest, and dividend payments, as well as any applicable reset provisions (i.e., fixed and/or variable).

Response:

Under the heading entitled "Debt Securities," the Fund has added the suggested disclosure regarding "junk bonds," clarified that it does not invest in defaulted securities, specified that debt securities may be of any maturity and may pay fixed or floating rates.  The Fund believes that attempts to specify percentage limits on debt securities or to specify their structural features would be speculative and might tend to mislead prospective shareholders.

23.

In the second paragraph, in the last sentence, please delete the parenthetical stating, "(if any)."

Response:

 The Fund has removed the parenthetical.

REITS

24.

If appropriate, please revise the second sentence from"[t]his estate industry" to "[t]his real estate industry."

Response:

 The Fund has revised the sentence as suggested.

Alternative Investment Funds

25.

Please clarify, in plain English, the "'alternative' investment strategies" mentioned in this section.

Response:

 The Fund has amended the disclosure on page one of the Prospectus to define in plain English the Fund's understanding of "alternative." Upon review of other disclosures related to alternative strategies, the Fund believes it has described alternative strategies in relation to security types.  The Fund believes that further attempts to provide more specificity might tend to mislead prospective shareholders.

Structured Notes

26.

Please disclose the issuers of the structured notes in which the Fund will invest.  Also, disclose the credit quality ratings of the notes and the source of those ratings.

Response:

 The Fund believes that attempts to identify structured note issuers would be speculative because, while there are numerous structured note issuers, the Fund has not yet identified those that are most suited to the Fund's investment strategy.

Underlying Funds

27.

In the disclosure, please explain the meaning of "more efficient execution of the Fund's strategy."

Response:

The Fund has amended disclosure to state that when suitable, individual investments are not readily available or the available investments do not meet the selection criteria of the Adviser, the Adviser may seek to invest in an underlying fund in order to gain indirect exposure to a particular sector or class of securities.

Investment Strategy

28.

This section states that the Adviser employs a "regiment of quantitative and qualitative criteria to arrive at a universe of investments which are considered 'best of breed.'" Please clarify this statement and in particular, discuss the amount of information available to the Adviser when selecting hedge funds (alternative investment funds, ("AIFs")) in which to invest.  Also, define the quoted term "best-of-breed."  In addition, should the term "regiment" be changed to "regimen"?

Response:

 The Fund believes that best of breed is generally understood to connote superior or well-above average.  As to hedge fund information, the Fund does not invest in hedge funds.  The Fund has made the suggested change of regiment to regimen.

Summary of Risks

29.

The Fund has no minimum offering.  Please disclose the risks arising from the fact that the Fund would proceed even though it is thinly capitalized.

Response:

 The Fund has added disclosure regarding the risks associated with the Fund commencing operations while thinly capitalized.

Alternative Investment Funds Risk

30.

The disclosure about hedge funds is inadequate.  For example, disclose that hedge funds are not regulated under the Act and may leverage more extensively.  Also, disclose that hedge funds may have incentive fees and are not obligated to file financial reports with the SEC.

Response:

 The Fund does not invest in hedge funds

Management Risk

31.

Please disclose that neither the Advisor nor Sub-Adviser has any experience managing closed-end funds.

Response:

The Fund has added disclosure to the effect that neither the Adviser nor the Sub-Adviser, Advanced Equities Asset Management, Inc., have experience managing a closed-end fund.

Summary of Fund Expenses

32.

Please delete the phrase "Summary of."

Response:

 The Fund has revised the disclosure as requested.

Shareholder Transaction Expenses

33.

Under this caption, there is only a "Maximum Sales Load" subcaption.  If applicable, please disclose in a separate subcaption under this heading the organizational expenses and offering costs to be paid by the common shareholders, expressed as a percentage of the sales price per share.

Response:

Please refer to the response to comment 6.

Annual Expenses (as a percentage of assets attributable to shares)

Acquired Fund Fees and Expenses

34.

It appears that short sales may be a principal investment strategy of the Fund and, accordingly, the cost of short sales may constitute a material expense of the Fund.  In this regard, the "Other Expenses" subcaption must include an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short.  Alternatively, you may add a subcaption under "Other Expenses" to disclose specifically the expenses of selling short, particularly if they represent a material percentage of "Other" expenses.  A footnote appended to the subcaption should explain why the Fund pays these expenses.

Response:

Short sales are not a principal investment strategy of the Fund.  Please refer to the response to comment 19.

35.

Please revise the fee table's first footnote to read, "[b]ased on estimated amounts for the current fiscal year." See General Instruction 6 to Item 3.1 of Form N-2.

Response:

The first footnote has been revised in accordance with General Instruction 6 to Item 3.1 of Form N-2.

Example

36.

In the paragraph following the chart, in the third sentence, please revise the phrase, "[t]he Fund also will pay" to "Common Shareholders also will pay."  In addition, revise the phrase, "limitation on expenses" to "limitation on expenses and any future offerings of common, debt, or preferred."  Also, in the fourth sentence, delete the phrase "as incurred."

Response:

The Fund has amended the disclosures consistent with responses above and to amend the expense limitation description to include the expenses of organization and offering.  However, the Fund does not believe it can expand the description of expenses that are limited to include expenses of any future offerings of common, debt, or preferred as these are not known and not contemplated by the Fund or Adviser beyond the first year of operations.  The fund does not believe it can delete "as incurred" without changing the meaning of the disclosure.

Investment Objective, Policies and Strategies

37.

Please confirm that the information in this section and in the following "Risk Factor" section is summarized in the Prospectus Summary or revise the Summary as appropriate.  For example, does the Summary discuss the Fund's "short term trading strategies," which are mentioned in the second paragraph under the sub-heading, "Other Information Regarding Investment Strategy"?  With respect to risks, for example, are "Structured Notes" mentioned in the Summary?

Response:

The Fund has reviewed the Prospectus Summary risk disclosure and believes that the section describing Risk Factors is appropriately complete in the light of the investment objective, policies and strategies of the Fund.  The Fund also confirms structured notes are in the Summary.

Investment Objective and Policies

38.

The last sentence of the first paragraph states that, "[t]he majority of the Fund's investments will be purchased in ... markets that have less liquidity than exchange-traded securities." Please revise this sentence to state that, "[t]he majority of the Fund's investments will be purchased in ... markets that have less liquidity than exchange-traded securities or they may have no liquidity at all."  Also, please disclose the Fund's policy with respect to what percentage of total assets may be invest in illiquid securities.

Response:

The Fund has revised the disclosure as requested, except that the Fund believes "no" liquidity may be misleading and has therefore used "very limited."  Additionally, the Fund believes that the reference to majority is typically understood to mean more than 50%.

39.

Given the disclosure in the last paragraph, does the Fund not have the ability to engage in reverse repurchase agreements or to issues preferred shares?

Response:

The Fund has amended the disclosure to include an undertaking that it will not issue preferred shares in the next 12 months.  As to reverse repurchase agreements, the Fund does not contemplate this form of indirect borrowing.

Investment Strategy and Criteria Used in Selecting Investments

Debt Securities

40.

Please define the abbreviation "ABS."  Also, this section discloses that, "[t]he Adviser selects debt securities ... issued by an entity that the Adviser considers credit worthy."  Please rectify this with earlier Prospectus disclosure stating that the Fund invests "without restriction as to credit quality...."

Response:

The Fund notes that ABS is defined under the section entitled "Debt Securities" on page 2 of the Prospectus.  The Fund believes prior revisions described above have clarified the disclosure regarding the Adviser's criteria for selecting debt securities.

Portfolio Investments - -Select Additional Information

Real Estate Investment Trusts

41.

In the last sentence of the first paragraph, should the phrase, "that is comprised of REIT shares" be changed to "that is comprised of non-REIT shares"?

Response:

The Fund has revised the disclosure as suggested.

Alternative Investment Funds

42.

Please disclose that business development companies ("BDCs") have incentive fees and frequently trade at a discount.  Also, confirm to the staff that the costs of BDCs, including incentive fees of BDCs, are included in the fee table's acquired fund fees and expenses caption or make appropriate revisions.

Response:

The Fund has added the requested disclosure and confirms that costs of BDC, including incentive fees of BDCs, are included in acquired fund fees and expenses.

Risk Factors

Alternative Investment Funds Risk

43.

Following the penultimate sentence, please add the following sentence, "[a]lso, BDCs may engage in certain principal and joint transactions that a mutual fund or closed-end fund may not without an exemptive order."

Response:

The Fund has added the requested disclosure.

Liquidity Risk

44.

Please revise the phrase, "[t]here is no guarantee that shareholders" to, "[t]here is no guarantee and, also, it is highly unlikely that shareholders." Also, revise the last sentence from, "[f]unds with principal investment strategies" to, "[f]unds, such as this one, with principal investment strategies."

Response:

The Fund has revised the disclosure to include the language suggested by the Staff with the exception of the word "highly" as the Fund is unable to conclude, based on its understanding of shareholder repurchase request behavior, that such an outcome would be highly unlikley.

No Operating History

45.

This section states that, "[t]he Fund's manager and the other principals of the Adviser have no experience managing a closed-end fund."  What about their experience with any portfolios of this type?

Response:

The Fund intends for this risk disclosure to focus on the risk, rather than mitigating circumstances or mitigating experience of the Adviser and believes that the Adviser's experience is disclosed elsewhere.

Environmental Issues

46.

May the Fund be found liable if it owns a significant amount of a REIT that has a judgment rendered against it?

Response:

No, the exposure of the Fund to a judgment rendered against a REIT in which the Fund has invested is limited to the amount invested by the Fund.  The Fund is aware of no basis for the Fund to be subjected to an obligation beyond the amount it has invested in any REIT in its investment portfolio.

Underlying Funds Risk

47.

Will the Fund only invest in index exchange traded funds ("ETFs") or also in fully managed ETFs?

Response:

The Fund has revised disclosure to specify that ETFs may follow an index or actively managed strategy.

Management of the Fund

Investment Adviser

48.

Please advise the staff in your response letter of the Adviser's ability to pay under the "Expense Limitation Agreement."  Has the Board of Trustees ("Board") evaluated the Adviser's financial wherewithal and ability to pay under the Expense Limitation Agreement?

Response:

The Board of Trustees has reviewed the Adviser's financial condition and is satisfied that the Adviser has the resources to meet its obligations to the Fund.

Determination of Net Asset Value

49.

In the first paragraph, please clarify that the Adviser determines fair value in accordance with policies adopted by the Board and under the Board's supervision.

Response:

The Fund has revised the disclosure to clarify that fair value is determined in accordance with policies adopted by the Board by the Adviser and subject to the Board's supervision.

Conflict of Interest

50.

Please disclose more fully how the Fund will fair value hedge funds or AIFs.

Response:

The Fund does not invest in hedge funds.  The Fund believes that attempts to describe the fair value methodology in more specific detail might tend to mislead or distract potential shareholders and that current disclosure is adequate.

Plan of Distribution

51.

Please disclose the underwriting fees the Distributor will receive in connection with this offering.

Response:

The disclosure has been revised to reflect the underwriting fees that the Distributor of the Fund is expected to receive in connection with this offering.

52.

The second paragraph states that, "[a]dditionally, the Adviser or its affiliates pay a servicing fee to the Distributor and to other selected securities dealers and other financial industry professionals for providing ongoing broker-dealer services in respect of clients with whom they have distributed shares of the Fund." Is this fee in addition to the .25% service fee?  If yes, please disclose this fee.

Response:

The disclosure alerts prospective shareholders that the Adviser or Distributor may make voluntary payments.  The Fund notes there is no set fee to disclose.

Purchase Terms

53.

Please delete language in this section indicating that shareholders may "redeem" shares and replace it with language indicating the Fund will repurchase shares.

Response:

The disclosure has been revised to clarify that the Fund may repurchase shares, as opposed to redeeming such shares.

Statement of Additional Information ("SAI")

Fundamental Policies

54.

If the Fund will engage in reverse repurchase agreements, please disclose this in the first fundamental policy.  Also, please discuss this policy in greater detail in the SAI's text.

Response:

Please refer to the response to comment 39 as the Fund has no intention to engage in reverse repurchase agreements.

55.

In the seventh policy, please disclose the amount, expressed as a percentage of total assets, the Fund may enter into repurchase agreements and loan portfolio securities.

Response:

The Fund notes there is no limit to disclose.

Special Investment Techniques

56.

Please revise this heading to a more appropriate one, ("e.g., "Investment Policies)." In addition, please add disclosure that discusses the Fund's policies and strategies (e.g., loaning portfolio securities, borrowing, engaging in reverse repurchase agreements, if applicable.)  Finally, confirm that the "techniques" in this section are also disclosed in the Prospectus or revise the Prospectus accordingly.

Response:

The Fund has revised the heading to read "Other Investment Policies and Techniques."  While all policies and strategies have been disclosed, the Fund notes that not all Statement of Additional Information disclosures are related to principal investment strategies and therefore may not necessarily have a parallel disclosure in the Prospectus.

When-Issued, Delayed Delivery and Forward Commitment Securities

57.

The Fund intends to engage in several types of financial transactions, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979), ("Investment Company Act Rel. No. 10666"), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security.  Please disclose that each transaction that involves the possible creation of a senior security will be covered with a segregated account.

Response:

The Fund has amended disclosures to state that the Fund will segregate liquid assets in amounts sufficient to satisfy its when-issued, delayed delivery and forward commitments.

* * *

The Fund has authorized us to convey to you that the Fund acknowledges:

•

The Fund ( the "Registrant") is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine, LLP

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